UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Epic Energy Resources, Inc.

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

294251103

(CUSIP Number)

Jonathan D. Wood

Whitebox Advisors, LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294251103
1	Name of reporting person Whitebox Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,967,415 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 30,967,415 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 30,967,415 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.84%*
14	Type of reporting person (see instructions) IA

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Convertible Arbitrage Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,367,658 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,367,658 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 6,367,658 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.99%*
14	Type of reporting person (see instructions) IA

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Convertible Arbitrage Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,800,585 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,800,585 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 2,800,585 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.51%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Concentrated Convertible Arbitrage Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,800,585 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,800,585 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 2,800,585 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.51%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Concentrated Convertible Arbitrage Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,800,585 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,800,585 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 2,800,585 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.51%*
14	Type of reporting person (see instructions) CO

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Cineasias Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,567,073 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,567,073 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,567,073 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.47%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Convertible Arbitrage Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,567,073 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,567,073 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,567,073 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.47%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Convertible Arbitrage Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,567,073 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,567,073 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,567,073 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.47%*
14	Type of reporting person (see instructions) CO

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Combined Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,914,455 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,914,455 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 6,914,455 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.67%*
14	Type of reporting person (see instructions) IA

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Combined Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,822,898 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,822,898 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,822,898 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.80%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Multi-Strategy Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,822,898 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,822,898 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,822,898 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.80%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Multi-Strategy Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,822,898 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,822,898 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,822,898 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.80%*
14	Type of reporting person (see instructions) CO

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person F-Cubed Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,091,557 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,091,557 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,091,557 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.88%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Combined Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,091,557 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,091,557 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,091,557 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.88%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Combined Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,091,557 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,091,557 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 3,091,557 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.88%*
14	Type of reporting person (see instructions) CO

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Pandora Select Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,741,852 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,741,852 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 7,741,852 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.71%*
14	Type of reporting person (see instructions) IA

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Pandora Select Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,741,852 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,741,852 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 7,741,852 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.71%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Pandora Select Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,741,852 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,741,852 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 7,741,852 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.71%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Pandora Select Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,741,852 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,741,852 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 7,741,852 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.71%*
14	Type of reporting person (see instructions) CO

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Special Opportunities Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,032,165 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,032,165 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 9,032,165 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.45%*
14	Type of reporting person (see instructions) IA

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Special Opportunities Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,032,165 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,032,165 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 9,032,165 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.45%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Special Opportunities Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,032,165 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,032,165 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 9,032,165 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.45%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Special Opportunities Fund, L.P., Series B
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,032,165 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,032,165 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 9,032,165 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.45%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person Whitebox Special Opportunities Fund, Ltd. – Segregated Portfolio B
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,032,165 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,032,165 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 9,032,165 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.45%*
14	Type of reporting person (see instructions) PN

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 294251103
1	Name of reporting person IAM Mini-Fund 14 Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 911,285 (See Item 2)
	9	Sole dispositive power 0
	10	Shared dispositive power 911,285 (See Item 2)
11	Aggregate amount beneficially owned by each reporting person 911,285 (See Item 2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.14%*
14	Type of reporting person (see instructions) CO

*	Percent of class is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2010.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Epic Energy Resources, Inc. (the “Issuer”), a corporation organized under the laws of Delaware. The principal executive offices of the Issuer are located at 1450 Lake Robbins Dr., Suite 160, The Woodlands, Texas 77830. The Reporting Persons identified in Item 2 below had previously reported their holdings of the Issuer’s Common Stock as of December 31, 2009 on a Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 2, 2010.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

(ii)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”);

(iii)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”);

(iv)	Whitebox Concentrated Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCCAFLP”);

(v)	Whitebox Concentrated Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCCAFLTD”);

(vi)	Cineasias Partners, L.P., a British Virgin Islands limited partnership (“CP”);

(vii)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”);

(viii)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”);

(ix)	Whitebox Combined Advisors, LLC, a Delaware limited liability company (“WCA”);

(x)	Whitebox Combined Partners, L.P., a British Virgin Islands limited partnership (“WCP”);

(xi)	Whitebox Multi-Strategy Fund, L.P., a Delaware limited partnership (“WMSFLP”);

(xii)	Whitebox Multi-Strategy Fund, Ltd., a British Virgin Islands international business company (“WMSFLTD”);

(xiii)	F-Cubed Partners, L.P., a British Virgin Islands limited partnership (“FCP”);

(xiv)	Whitebox Combined Fund, L.P., a Delaware limited partnership (“WCFLP”);

(xv)	Whitebox Combined Fund, Ltd., a British Virgin Islands international business company (“WCFLTD”);

(xvi)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”);

(xvii)	Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“PSP”);

(xviii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”);

(xix)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”);

(xx)	Whitebox Special Opportunities Advisors, LLC, a Delaware limited liability company (“WSOPA”);

(xxi)	Whitebox Special Opportunities Fund, L.P., a Delaware Series limited partnership (“WSOPFLP”);

(xxii)	Whitebox Special Opportunities Fund, Ltd., a British Virgin Islands Segregated Portfolio company (“WSOPFLTD”);

(xxiii)	Whitebox Special Opportunities Fund, L.P, Series B, a Delaware Series limited partnership (“WSOPFLPB”);

(xxiv)	Whitebox Special Opportunities Fund, Ltd. – Segregated Portfolio B, a British Virgin Islands Segregated Portfolio Company (“WSOPFLTDB”);

(xxv)	IAM Mini-Fund 14 Limited, a Cayman Islands Corporation (“IAM”).

WA, as the managing member and sole owner of WCAA, has the power to direct the affairs of WCAA, which manages accounts for the benefit of its client funds WCAP, WCCAFLP, WCCAFLTD, CP, WCAFLP and WCAFLTD. WCAA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of WCA, has the power to direct the affairs of WCA, which manages accounts for the benefit of its client funds WCP, WMSFLP, WMSFLTD, FCP, WCFLP and WCFLTD. WCA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of PSA, has the power to direct the affairs of PSA, which manages accounts for the benefit of its client funds PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of WSOPA, has the power to direct the affairs of WSOPA, which manages accounts for the benefit of its client funds WSOPFLP, WSOPFLTD, WSOPFLPB and WSOPFLTDB. WSOPA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by these client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA is the investment manager authorized and appointed as IAM’s agent and attorney-in-fact with the power to direct the affairs of IAM including the power to vote and dispose of the shares of Common Stock held by IAM and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

As a result of the relationships described in this statement, each of WA, WCAA, WCCAFLP, WCCAFLTD, WCAFLP, WCAFLTD, WCA, WMSFLP, WMSFLTD, WCFLP, WCFLTD, PSA, PSFLP, PSFLTD, WSOPA, WSOPFLTDB, and WSOPFLPB may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WCAP, CP, WCP, FCP, PSP, WSOPFLP, WSOPFLTD, and IAM. WA, WCAA, WCCAFLP, WCCAFLTD, WCAFLP, WCAFLTD, WCA, WMSFLP, WMSFLTD, WCFLP, WCFLTD, PSA, PSFLP, PSFLTD, WSOPA, WSOPFLPB, and WSOPFLTDB each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WCAA,WCAP, WCCAFLP, WCCAFLTD, CP, WCAFLP, WCAFLTD, WCA, WCP, WMSFLP, WMSFLTD, FCP, WCFLP, WCFLTD, PSA, PSP, PSFLP, PSFLTD, WSOPA, WSOPFLP, WSOPFLTD, WSOPFLPB, WSOPFLTDB, and IAM are a group, or have agreed to act as a group.

(b) The principal business and office address of WA, WCAA,WCCAFLP, WCAFLP, WCA, WMSFLP, WCFLP, PSA, PSFLP, WSOPA, WSOPFLP, and WSOPFLPB is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The principal business and office address of WCAP, WCCAFLTD, CP, WCAFLTD, WCP, WMSFLTD, FCP, WCFLTD, PSP, PSFLTD, WSOPFLTD, and WSOPFLTDB is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

The principal business and office address of IAM is:

IAM Mini-Fund 14 Limited

Boundary Hall, Cricket Square

George Town, Grand Cayman, KY1-1102 Cayman Islands

(c) WA is an SEC registered investment adviser that, directly or through affiliates (including certain Reporting persons), manages private investment funds (which comprise the balance of the Reporting Persons). The name, business address, present principal employment and citizenship of each executive officer of WA is set forth in Exhibit 99.1.

(d) – (e) During the last five years, none of the Reporting Persons or the persons named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 5, 2007, the Issuer sold in a private placement $20, 250,000 in principal amount of 10% Secured Debentures due December 5, 2012 (the “Debentures”) and issued 17,071,363 Series D Warrants (the “Warrants”) to the purchasers of the Debentures. The Warrants were exercisable at a price of $1.65 per share and were to expire on December 5, 2012. While the Issuer was permitted to pay some or all of each quarterly principal payment on the Debentures in shares of Common Stock, no such payment in shares nor any exercise of Warrants was to be effected under the terms of the Debentures and the Warrants if it would cause the holder’s beneficial ownership of Common Stock to exceed 4.99%. Certain of the Reporting Persons, using their funds available for investment, purchased $12,000,000 in principal amount of the Debentures in this private placement and received Warrants to acquire 9,454,544 shares of Common Stock in connection therewith.

In February 2009, the holders of the Debentures, including certain of the Reporting Persons, agreed with the Issuer to amend the purchase agreement under which the Debentures had been issued and to waive certain defaults under that purchase agreement. As consideration for these accommodations, certain executive officers of the Issuer transferred to the holders of the Debentures 6,419,754 shares of Common Stock, of which 3,851,854 shares were received by certain of the Reporting Persons. The beneficial ownership of these shares was reported by the Reporting Persons on the Schedule 13G filed on February 2, 2010.

On April 9, 2010, the holders of the Debentures, including certain of the Reporting Persons, agreed with the Issuer to further amend the purchase agreement relating to the Debentures, to waive additional defaults thereunder and to defer certain principal payments thereunder. As consideration for these accommodations, the holders of the Debentures were issued 3,940,678 shares of Common Stock and 147,094 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”), of which 3,661,017 shares of Common Stock were received by certain of the Reporting Persons. Each share of the Preferred Stock will be convertible into 14 shares of Common Stock after such time as the Issuer is able to increase the number of its authorized shares of Common Stock sufficiently to permit such conversions.

Also on April 9, 2010, certain of the Reporting Persons entered into a Debenture exchange agreement with the Issuer pursuant to which these Reporting Persons agreed to reduce by $1 million the aggregate principal amount of the Debentures they held in exchange for 14,000,000 shares of Common Stock. The Warrant holders entered into a Warrant exchange agreement with the Issuer on April 9, 2010 pursuant to which the Warrant holders agreed to exchange all of their outstanding Warrants for 11,753,181 shares of Common Stock and 379,870 shares of Preferred Stock, of which 9,454,544 shares of Common Stock were issued to certain of the Reporting Persons. The 27,115,561 shares of Common Stock to be issued to the Reporting Persons pursuant to the arrangements described in this and the preceding paragraph were received by the respective Reporting Persons on April 27, 2010.

In connection with the transactions described in the previous two paragraphs, the Issuer also sold in a private placement 3,600,000 shares of its Preferred Stock, exchanged shares of its Common and Preferred Stock for all of its outstanding Series C Warrants and issued shares of its Preferred Stock to certain members of its management and directors as consideration for services rendered to the Issuer. None of the Reporting Persons received Issuer securities in connection with the transactions described in this paragraph.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Debentures, Warrants and the shares of Common Stock that are the subject of this Schedule 13D for investment purposes and to enable the Issuer to modify its capital structure and reduce outstanding debt. The Reporting Persons will continue to evaluate their ownership of Common Stock and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the shares of Common Stock for investment; (ii) disposing of all or a portion of the shares of Common Stock in open market sales or in privately negotiated transactions, including pursuant to a resale registration statement that may become effective as described in Item 6 below; or (iii) acquiring additional shares of Common Stock in the open market, in privately negotiated transactions or in payment of amounts owed by the Issuer under the Debentures. The Reporting Persons’ future actions with regard to the level of their investment in the Common Stock will be dependent upon their review and evaluation of numerous factors, including the price levels of the Issuer’s Common Stock; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with their investment purpose, the Reporting Persons or their representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5.	Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock that are beneficially owned by each of the Reporting Persons as of May 10, 2010. The percentage of the class of Common Stock beneficially owned is based on 79,721,261 shares of Common Stock reported as issued and outstanding (after the transactions described in Item 3 of this Schedule 13D) in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 15, 2010.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of May 10, 2010 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) During the past 60 days, the Reporting Persons engaged in transactions involving shares of Common Stock as described in Item 3 above.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Stating the date on which any Reporting Person ceased to be a beneficial owner of more than 5% of the outstanding Common Stock is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 9, 2010, the Issuer entered into a Registration Rights Agreement with the recipients of the shares of Common and Preferred Stock issued in certain of the transactions described in the last three paragraphs of Item 3 above. Pursuant to the Registration Rights Agreement, the Issuer agreed to use its best efforts to prepare and file with the SEC, within 120 days after it increases its authorized shares of Common Stock sufficiently to permit the conversion of the Preferred Stock, a registration statement with respect to the resale of shares of the Company’s Common Stock issued pursuant to certain of the transactions specified in the last three paragraphs of Item 3 above, to use commercially reasonable efforts to cause such resale registration statement to become effective within twenty business days after the earlier of (i) the SEC advises the Issuer that the resale registration statement has not been selected for review or (ii) the SEC advises the Issuer that it has no further comments to the resale registration statement, and to use commercially reasonable efforts to prepare and file such amendments and supplements to the resale registration statement as may be necessary to keep it effective until the earliest of (a) one year after the effective date of the resale registration statement, (b) the date on which the Common Stock becomes eligible for resale by non-affiliates by reason of Rule 144(b)(1) under the Securities Act or any other rule of similar effect or (c) when all the Common Stock has been sold pursuant to the resale registration statement. Shares of Preferred Stock will not be registered under such registration statement.

Other than as described in this Item 6 and in Item 3 above, neither the Reporting Persons nor any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	List of Executive Officers of Whitebox Advisors, LLC and certain information regarding such persons.

99.2	Joint Filing Agreement, dated May 11, 2010, among the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2010

WHITEBOX ADVISORS, LLC

By:	/s/Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer

WHITEBOX CONVERTIBLE ARBITRAGE ADVISORS, LLC WHITEBOX COMBINED ADVISORS, LLC PANDORA SELECT ADVISORS, LLC WHITEBOX SPECIAL OPPORTUNITY ADVISORS, LLC

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer

WHITEBOX CONVERTIBLE ARBITRAGE PARTNERS, L.P.

WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE FUND , L.P.

WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE FUND, LTD.

CINEASIAS PARTNERS, L.P.

WHITEBOX CONVERTIBLE ARBITRAGE FUND, L.P.

WHITEBOX CONVERTIBLE ARBITRAGE FUND, LTD.

By:	Whitebox Convertible Arbitrage Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer

WHITEBOX COMBINED PARTNERS, L.P. WHITEBOX MULTI-STRATEGY FUND, L.P. WHITEBOX MULTI-STRATEGY FUND, LTD. F-CUBED PARTNERS, L.P. WHITEBOX COMBINED FUND, L.P. WHITEBOX COMBINED FUND, LTD.

By:	Whitebox Combined Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer

PANDORA SELECT PARTNERS, L.P. PANDORA SELECT FUND, L.P. PANDORA SELECT FUND, LTD.

By:	Pandora Select Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer

WHITEBOX SPECIAL OPPORTUNITIES FUND, L.P.

WHITEBOX SPECIAL OPPORTUNITIES FUND, LTD.

WHITEBOX SPECIAL OPPORTUNITIES FUND, L.P, SERIES B

WHITEBOX SPECIAL OPPORTUNITIES FUND, LTD. – SEGREGATED PORTFOLIO B

By:	Whitebox Special Opportunities Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer

IAM MINI-FUND 14 LIMITED

By:	Whitebox Advisors, LLC
Agent and Attorney-in-fact

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer and Chief Financial Officer